03006746

NO ACT
P.E 2-3-03
1-6402

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2003

Marcus A. Watts
Locke Liddell & Sapp LLP
Service Corporation International
3400 JP Morgan Chase Tower
600 Travis Street
Houston, TX 77002-3095

Re: Service Corporation International

Dear Mr. Watts:

This is in regard to your letter dated February 3, 2003 concerning the shareholder proposal submitted by Russel E. Hankins for inclusion in Service Corporation's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Service Corporation therefore withdraws its January 15, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Russel E. Hankins
806 Saybrook
Houston, TX 77024

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 JP MORGAN CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

Direct Number: (713) 226-1408
email: mwatts@lockeliddell.com

January 15, 2003

Via Overnight Delivery
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re: Shareholder Letter of Mr. Russel E. Hankins

Ladies and Gentlemen:

We are writing on behalf of our client, Service Corporation International, a Texas corporation (the "Company"). The Company received the referenced letter from Mr. Hankins on October 3, 2002. Mr. Hankins asked that the Company include the letter in the Company's proxy statement. The annual meeting is scheduled to be held on May 8, 2003 and the Company expects to file its definitive proxy materials on or about April 10, 2003. The text of the letter is set forth below and a copy of the letter is attached as Exhibit A.

There are a number of technical reasons why Mr. Hankins' letter may be excluded from the Company's 2003 proxy materials under the Commission's rules. These reasons are discussed in detail below. Fundamentally, however, it appears that Mr. Hankins is unhappy with one provision in the Company's existing employment contracts, and Mr. Hankins wants the Company to change the contracts. This action would be unlawful and outside the Company's power to adopt. Under direct Commission precedent, the Company is not required to include this letter in its 2003 proxy statement.

Summary

The Company intends to omit the letter from its proxy materials because the letter does not constitute a proposal subject to Rule 14a-8. Alternatively, the Company intends to omit the letter from its proxy materials pursuant to Rule 14a-8 and Rule 14a-9 under the Securities Exchange Act of 1934, as amended. As described more fully below, the Company believes that Mr. Hankins' letter may be omitted from the proxy statement pursuant to Rule 14a-8(i)(1), which authorizes omission if a proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization, Rule 14a-8(i)(2), which authorizes omission if a proposal would, if implemented, cause the Company to violate any state, federal, or foreign law to which the Company is subject, Rule 14a-8(i)(3), which authorizes omission if a proposal is contrary to any of the Commission's proxy rules, and Rule 14a-8(i)(6), which authorizes omission if the Company would lack the power or authority to implement a proposal.

Accordingly, the Company hereby respectfully requests the concurrence of the staff of the Division that the Division will not recommend to the Commission that it take any action if the Company omits the letter from the Company's 2003 proxy materials, on grounds that the letter is not subject to Rule 14a-8 or on grounds that such omission is permitted under Rule 14a-8(i).

In the event that Rule 14a-8, is found to be applicable to the letter, we are filing six copies of the letter received from Mr. Hankins, and the following statement of reasons why omission of the letter is proper, in accordance with Rule 14a-8(j). A copy of this correspondence is also being sent to Mr. Hankins.

<u>The Letter</u>:

October 2, 2002

James M. Shelger, Senior Vice President
General Counsel & Secretary
Service Corporation International
1929 Allen Parkway
P. O. Box 130548
Houston, Texas 77219-0548

Dear Mr. Shelger:

In accord with your letter of October 1, 2002, I am revising my submittal for inclusion in the Proxy Statement to stockholders for their approval at the 2003 Annual Meeting.

I hereby state and agree that I intend to continue to hold my Service Corporation International securities through the date of the annual meeting, May 8, 2003.

Amendment as follows:

(current)
Page 5, paragraph 3 Base Salaries - - - "Executive Employment Agreements" Under these agreements, the Committee has the sole discretion for determining any increase in base salary; however, under the agreement [sic], base salaries may <u>not</u> be decreased.

(amended)
Page 5, paragraph 3 Base Salaries - - - "Executive Employment Agreements" Under these agreements, the Committee has the sole discretion for determining base salary. (note deletions)

I am not a lawyer. I am just a long-term shareholder concerned with the dismal performance of the Company, the amount and greed of executive compensation while stockholders receive nothing for their investment.

Currently, I have 1,530 shares.

Very truly yours,

/s/ Russel E. Hankins
Russel E. Hankins
806 Saybrook
Houston, Texas 77024
(713) 465-8542

The Letter Is Not a Proposal Subject to Rule 14a-8

Rule 14a-8 applies only to shareholder proposals. See Rule 14a-8(a). A shareholder proposal is a recommendation or requirement that the company and/or its board of directors take action, which the proponent intends to present at a meeting of the company's shareholders. See Rule 14a-8(a). The letter does not contain any recommendation or requirement for company or board action that shareholders may vote on. The letter appears to quote a "current" paragraph from the Company's proxy statement for its 2002 annual meeting and require that the language of the paragraph be "amended." However, the language that is the subject of the letter is disclosure that was published and delivered in the past. This language is not policy and is not subject to change – it is history. The letter lacks a recommendation or requirement for company action or board action. There is nothing that the letter requests shareholders to consider and approve, disapprove or abstain from approving.

Additionally, the letter is not in a form that can be voted on by shareholders. Rule 14a-8 does not require that a registrant rewrite a shareholder communication to put it in a form of proposal. In fact, Rule 14a-8 does not provide the Company with any authority to rewrite the letter. Because the letter does not rise to the level of a shareholder proposal under Rule 14a-8, the letter is not subject to Rule 14a-8 and may be omitted by the Company from the Company's proxy statement for its 2003 annual meeting without consideration of the requirements of Rule 14a-8 applicable to shareholder proposals.

Rule 14a- 8(i)(1)

Rule 14a- 8(i)(1) permits the Company to omit a proposal if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization. In interpreting this rule, the staff of the Division has repeatedly and consistently concurred in the omission of proposals that, if approved by shareholders, would mandate corporate actions reserved by corporate law to the board of directors. See, for example, Southwest Airlines Co. (March 20, 2002) (non-precatory proposal excludable under Texas state law); Pacific Gas & Electric Company (January 27, 1995); Washington Water Power Company (March 22, 1993); and Louisiana-Pacific Corporation (February 18, 1993). The letter in no way indicates that it is precatory.

The letter calls for stockholder "approval" at the 2003 Annual Meeting and appears to *require* an "[a]mendment" – not approval of a *recommendation* that the board of directors or the Company undertake an amendment. Article 2.31 of the Texas Business Corporation Act mandates that the powers of a Texas corporation be exercised by or under the authority of the board of directors of the corporation, and that the business and affairs of a Texas corporation be managed under the direction of the board of directors of the corporation. The letter, if approved, would permit the shareholders to perform a function that is reserved by law and properly carried out by the board of directors under Texas law.

To the extent required by the staff, let this letter serve as an opinion of counsel, as contemplated by Rule 14a-8(j)(2)(iii), that under the Texas Business Corporation Act, a mandatory shareholder proposal to amend a company document is an unauthorized delegation of the duty of the board of directors of a corporation to manage the business and affairs of the corporation and is statutorily prohibited in the absence of a prior approval and recommendation of the board of directors. If Mr. Hankins' letter does rise to the level of a shareholder proposal, the letter may be omitted from the Company's proxy statement for its 2003 annual meeting because the letter is mandatory and would improperly usurp the authority of the board of directors of the Company to manage the business and affairs of the Company under Texas law.

Rule 14a- 8(i)(2)

Rule 14a-8(i)(2) permits the Company to omit a proposal if such proposal would, if implemented, cause the Company to violate any state, federal, or foreign law to which the Company is subject. See, for example, International Business Machines Corporation (November 22, 1995) (proposal that IBM cease distributing annual reports unless requested excludable because, if implemented, would require company to violate federal securities disclosure laws and regulations). The Company is required by Item 8 of Regulation 14A to disclose compensation information as specified in Item 402 of Regulation S-K in each proxy statement where shareholder action is to be taken with regard to the election of directors. Item 402(h) of

Regulation S-K requires a description of the terms and conditions of "[a]ny employment contract between the registrant and a named executive officer . . ."

The language quoted by Mr. Hankins in his letter as "current" is the language that the Company used to fulfill its Regulation 14A Item 8 and Regulation S-K Item 402(h) disclosure obligations for its proxy statement for the 2002 annual meeting. "Amending" this disclosure pursuant to the letter would cause the Company to violate its disclosure obligations under federal law and regulation because the required amendment language is neither an accurate description of the Company's executive employment agreements as of the date of the Company's 2002 proxy materials nor an accurate description of the Company's current executive employment agreements. The letter may be omitted under Rule 14a-8(i)(2), because the letter, if implemented, would cause the Company to violate federal law and the Commission's regulations.

Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits the omission of a proposal or supporting statement if such proposal or statement is contrary to any proxy rule or regulation, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. The Staff has consistently recognized that proposals which are inherently vague and indefinite, and therefore may be subject to varying interpretations by shareholders, violate Rule 14a-8(i)(3). See IDACORP, Inc., (July 19, 2002) (proposal requesting board of directors take action to cause the State of Idaho to obtain writs of mandamus to compel the U.S.A. to send statements and bills for punitive damages and other compensation for the September 11, 2001 incidents to the head of the Commonwealth of Nations may be omitted); and Hershey Foods Corporation, (December 27, 1988) (proposal to restrict advertising on profane or sexually suggestive television programs may be omitted).

The staff has found that a proposal is misleading if the shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the board of directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. See Minnesota Mining & Manufacturing (February 25, 1976) (proposal requiring stockholders to establish maximum compensation for officers excludable as vague); Consolidated Edison Company of New York, Inc. (March 30, 1976) (proposal requesting stockholder approval of compensation is excludable as incomplete and ambiguous). A proposal may be excluded under Rule 14a-8(i)(3) when it is so vague and indefinite that "neither shareholders voting on the proposal, nor the company, would be able to determine with reasonable certainty what actions or measures would be entailed in the event the proposal were approved." McDonnell Douglas Corp. (March 10, 1989).

The letter is vague and indefinite. The letter appears to mandate the amendment of certain language in the Company's 2002 proxy statement; however, the letter does not make this clear. It would be impossible for the board and the Company to implement the letter because the letter cannot be understood. Shareholders, in considering the letter, and the Company, in implementing the letter, would be required to speculate as to the meaning and intent of the letter.

Additionally, the letter may be omitted because it violates of Rule 14a-9, which prohibits materially false and misleading statements in proxy soliciting materials. The statement that "stockholders receive nothing for their investment" is false and misleading. Each share of Company stock is equity ownership in the Company and entitles the record holder to all the rights of a shareholder including the right to vote to elect directors at annual meetings. While some holders of the Company's stock have had the value of their shares decrease, some holders of the Company's stock have enjoyed increases in the value of their shares. The holders of registered, unrestricted shares of Company common stock enjoy the right to sell and transfer their shares of Company stock and the New York Stock Exchange provides a market for purchasing and selling such shares of stock.

Thirdly, the statement regarding "the amount and greed of executive compensation" is a false and misleading statement. The Note to Rule 14a-9 cites as an example of false and misleading statements: "Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations without factual foundation." Mr. Hankins' statement as to "greed of executive compensation" is an unsubstantiated opinion intended to impugn the character of the members of the Company's management. The staff of the Division has repeatedly taken the position that the Division will not recommend action if statements that directly or indirectly impugn the character and integrity of officers or directors are omitted. See, for example, Time Warner Incorporated (March 23, 1990) (statement, even though couched as a belief, that officers and directors placed self-interest and greed ahead of stockholders' welfare was excludable); Denver Union Corporation (June 16, 1977) (statement regarding directors reaping immoral profits of corporate greed was excludable).

The letter may be omitted by the Company from its 2003 proxy materials under Rule 14a-8(i)(3) because the letter is vague and indefinite, contains false and misleading statements and contains a statement impugning the character, integrity and reputation of the Company's executives.

<u>Rule 14a-8(i)(6)</u>

Rule 14a-8(i)(6), authorizes the Company to omit a proposal if the Company would lack the power or authority to implement such proposal. The Company does not have the power or the authority to amend its proxy disclosure language contained in its proxy statement for the 2002 annual meeting to make that language untrue and misleading. The Compensation Committee of the board of directors does not and did not have "sole discretion for determining base salary" under the Company's existing executive employment agreements. To disclose otherwise on either a retrospective or prospective basis would be false and misleading. If the letter rises to the level of a shareholder proposal, the Company may omit the letter from its 2003 proxy materials because the Company does not have the power and the authority to implement the letter.

Additionally, the Company does not have the unilateral authority to amend its executive employment agreements to make Mr. Hankins' "amended" language not misleading. The Company's executive employment agreements may not be amended except by the written agreement of both parties to each agreement. The staff of the Division has previously recognized that a company may omit a proposal that, if implemented, would result in a breach of contract and a resulting violation of state law. See, for example, International Business Machines Corporation (December 15, 1995) (proposal to set executive compensation at specified levels excludable because, if implemented, the proposal could cause the company to violate law by breaching existing contracts). If Mr. Hankins were to recast the letter as a precatory shareholder proposal without mention of the Company's past or future proxy disclosure language, and propose amendments to the Company's existing executive employment agreements, the letter would still be subject to omission under Rule 14a-8(i)(2) for proposing unilateral amendments of executive employment agreements in violation of Texas law and under Rule 14a-8(i)(6) for proposing a course of action the Company would lack the power and authority to implement. See, International Business Machines Corporation (December 15, 1995); Coca Cola Enterprises, Inc. (January 21, 1994) (proposal that would result in breach of existing contracts for supplemental income may be omitted). If the letter rises to the level of a shareholder proposal, the Company may omit the letter from its 2003 proxy materials because the Company does not have the power and the authority to implement the letter, because implementation of the letter would result in the Company's violation of state law.

Request

Accordingly, the Company hereby requests assurance that the Division will not recommend to the Commission that it take any action if the Company omits the letter from the Company's 2003 Proxy Materials, on the grounds that the letter is not a shareholder proposal subject to Rule 14a-8 or on the grounds that such omission is permitted under Rule 14a-8(i).

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (713) 226-1408. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

Marcus A. Watts

Marcus A. Watts

Enclosure

cc: **Via Overnight Delivery**
Mr. Russel E. Hankins
806 Saybrook
Houston, Texas 77024

Via Telecopy (713) 525-7605
Mr. James M. Shelger
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

Via Telecopy (713) 525-7605
Mr. Curtis G. Briggs
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

Mr. Andrew A. Gregory (Firm)

EXHIBIT A

Letter of Russel E. Hankins dated October 2, 2002

October 2, 2002

James M. Shelger, Senior Vice President
General Counsel & Secretary
Service Corporation International
1929 Allen Parkway
P. O. Box 130548
Houston, Texas 77219-0548

Dear Mr. Shelger:

In accord with your letter of October 1, 2002, I am revising my submittal for inclusion in the Proxy Statement to stockholders for their approval at the 2003 Annual Meeting.

I hereby state and agree that I intend to continue to hold my Service Corporation International securities through the date of the annual meeting, May 8, 2003.

Amendment as follows:

(current)
Page 5, paragraph 3 Base Salaries - - - "Executive Employment Agreements" Under these agreements, the Committee has the sole discretion for determining any increase in base salary; however, under the agreement , base salaries may not be decreased.

(amended)
Page 5, paragraph 3 Base Salaries - - - "Executive Employment Agreements" Under these agreements, the Committee has the sole discretion for determining base salary. (note deletions)

I am not a lawyer. I am just a long-term shareholder concerned with the dismal performance of the Company, the amount and greed of executive compensation while stockholders receive nothing for their investment.

Currently, I have 1,530 shares.

Very truly yours,.

Russel E Hankins

Russel E. Hankins
806 Saybrook
Houston, Texas 77024
(713) 465-8542

LOCKE LIDDELL & SAPP LLP

ATTORNEYS & COUNSELORS

3400 JP MORGAN CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

Direct Number: (713) 226-1408
email: mwatts@lockeliddell.com

February 3, 2003

Via Overnight Delivery
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 04 2003 WASH. D.C. 155

OFFICE OF CHIEF COUNSEL CORPORATION FINANCE 2003 FEB -4 PM 5:13 RECEIVED

Re: Shareholder Letter of Mr. Russel E. Hankins

Ladies and Gentlemen:

We are writing on behalf of our client, Service Corporation International, a Texas corporation (the "Company"). We refer you to our January 15 correspondence on behalf of the Company regarding a letter sent to the Company by Mr. Hankins.

Mr. Hankins has graciously withdrawn his letter. A copy of Mr. Hankins' written confirmation of withdrawal, dated January 28, 2003, is enclosed with this letter. In light of the withdrawal, there is no further need to obtain the no-action relief requested. Accordingly, we are hereby notifying the Office of the Chief Counsel and the staff of the Division that we are withdrawing our January 15 request relating to Mr. Hankins' letter.

Please do not hesitate to contact the undersigned at (713) 226-1408 if you have any questions or comments regarding the foregoing. Please acknowledge receipt of this letter and the enclosure by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We thank you for your attention to this matter.

Very truly yours,

M Watts

Marcus A. Watts

Enclosure

cc: **Via Overnight Delivery**
Mr. Russel E. Hankins
806 Saybrook
Houston, Texas 77024

Via Telecopy (713) 525-7605
Mr. James M. Shelger
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

Via Telecopy (713) 525-7605
Mr. Curtis G. Briggs
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

Mr. Andrew A. Gregory (Firm)

January 28, 2003

Marcus A. Watts
Locke Liddell & Sapp LLP
3400 JP Morgan Chase Tower
600 Travis Street
Houston, Texas 77002-3095

Dear Mr. Watts:

Following today's telephone conversation, I agree to withdraw my submittal for inclusion in the S.C.I. 2003 Proxy Statement, a measure seeking shareholder approval or rejection for the stipulation stating the Compensation Committee of S.C.I.'s Board of Directors can increase but not decrease base salary in the Executive Employment Agreements.

Very truly yours,

Russel E Hankins

Russel E. Hankins
806 Saybrook
Houston, Texas 77024
(713) 465-8542